Exhibit 99.2

Navitas Semiconductor and Live Oak II Investor Call

C O R P O R A T E     P A R T I C I P A N T S

Richard Hendrix, Chief Executive Officer, Live Oak II

Gene Sheridan, Chief Executive Officer, Navitas Semiconductor

Todd Glickman, Head of Finance, Navitas

Mark Roberts - Blueshirt IR for Navitas

Good morning ladies and gentlemen. Thank you for standing by and welcome to the Navitas Semiconductor and Live Oak II conference call. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by the form 8K that has been filed today by Live Oak II and may be accessed on the SEC’s website including the exhibits. There is an investor presentation that’s been filed by Live Oak II with the SEC and that will be helpful to reference in conjunction with today’s discussion. Please review the disclaimers included therein and refer to that as the guide for today’s call. For everyone on the phone, Live Oak and Navitas will not be fielding any questions on today’s call. Also, statements made during this call that are not statements of historical facts, or otherwise constitute forward looking statements are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast. For more information, please refer the risks, uncertainties, and other factors discussed in Live Oak’s SEC filings. All cautionary statements that we make during this call, apply to any forward looking statements we make whenever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Live Oaks SEC filings Do not place undue reliance on forward looking statements, which we assume no responsibility for updating. With that let me turn it over to Rick Hendrix from Live Oak II

Richard Hendrix - CEO, Live Oak II

Thank you, and thank you all for joining us this morning. We are very excited and proud to be here to announce the merger between Live Oak Acquisition II and Navitas. Navitas is a next generation power semiconductor fabless manufacturer focused on gallium nitride integrated circuit chips. The transaction itself implies just over a $1 billion enterprise value at closing. Live Oak II has $253 million cash in trust, and we announced last night a $145 million PIPE offering that was upsized with cutbacks to institutional investors. 100% of Navitas shareholders are rolling into the transaction, they’ll own just under 70% of the combined company, and there’s a 10 million share earn out that goes along with the transaction. That vest in three tranches at $12.50, $17, and $20 a share. In addition, the Live Oak sponsor group is deferring 20% of its founder shares, which will vest on the same terms as the earnout. And more importantly, management and the Live Oak founder group are agreeing to an extended lock up with lock ups running out for as long as three years on shares owned by each of those groups.

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On the next slide, you can see a little bit of the history of Live Oak as a SPAC sponsor. In our first SPAC, we merged with a company that we believe has a number of similarities to Navitas in terms of tremendous management team, a game changing technology, and a business and business model through their inflection point in terms of technology, market adoption, ability to deliver product at scale, and are really into the rapid growth phase of their lifecycle. In terms of process, we followed a very similar process here in that we hired McKinsey to help us look at the end markets, the individual companies that make up those end markets and their likely adoption rate for GaN into their power electronic solutions. We hired KPMG’s semiconductor group to work with us around the technology itself. KPMG augmented their internal team with experts from the GaN industry to help us really look at the differentiation between GaN IC and discrete GaN, which Gene is going to talk to you about in much more detail. At the end of the day, we feel like there’s been a tremendous amount of diligence done here. I think Gene would probably second but there’s been a tremendous amount of diligence done here. And, we have felt better about Navitas in its opportunity going forward every single step of the way.

So quickly on investment highlights and I’m going to turn this over to Gene. GaN IC is the next generation for power semiconductors. Silicon has been stretched about as far as it can go in terms of performance and GaN chips offer a smaller, lighter, faster and much more efficient solution for power applications. The GaN IC chip that Navitas provides is meaningfully differentiated from discrete GaN Navitas is the market leader here having shipped over 18 million units with zero field failures, and over 120 patents protecting what is a very proprietary position around GaN IC. The market itself is over $13 billion market opportunity. There are five end markets that the company is focused on. Mobile for consumer, so think mobile charges for phones, laptops and iPad. Consumer, which is sort of stationary consumer — desktop, flat panel TVs. There’s an enterprise end market, which is largely data centers, including crypto focused data centers. Renewables, which is today really solar, and micro inverters in particular. And then the EV applications for onboard chargers, DC-to-DC converters and traction control motors. There’s a sustainability element here that, in truth, the Live Oak team may have undervalued early in our work with Navitas. When we made customer calls to Europe, in particular, it was very clear on every single one of those calls, customers talked about the fact that they are moving toward GaN to help with their carbon commitments and the initiatives of their governments to reduce carbon usage.

A lot of times when you see a technology begin to emerge and a company show up with a lead like Navitas, particularly around a technology that’s been talked about for a long time, there’s a question about “Why this team”? “Why now?”. We think it’s clear that the answer to that question is that there’s been over 300 years invested in bringing this GaN IC solution to the market by the management team not just at Navitas but at other locations previously. And this is really a career’s culmination for many of the senior members of the Navitas team. And then finally, this all adds up to very strong visibility on revenue over the next two years, with committed manufacturing capacity in place, and a very large pipeline of opportunities in some of these developing markets, like EV and solar, that provide a company with a very diversified revenue picture as we look forward. With that, I’m proud to introduce Gene and turn the presentation over to him.

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Gene Sheridan - CEO, Navitas

Thank you very much, Rick. And it’s really my pleasure to speak to all of you today and tell you more about Navitas and the opportunity we have in front of us. I’ve spent most of my career in silicon and in power electronics, trying to get more out of silicon over the last three or four decades, with little room for cost performance improvement. Gallium combines with Nitrogen to form an incredibly powerful bond 10x stronger electric fields and 2x greater electron mobility. This speed and efficiency translates into big benefits for power electronics that use Gallium Nitride up to three times smaller, lighter weight, higher density, faster charging, up to 40%, energy savings and ultimately, lower system cost. These are significant gains that can really revolutionize the world of power electronics going forward. On page seven, the market is everywhere. The whole world of modern electronics really needs these types of power supplies to convert grid power to low voltage DC power to power all forms of modern electronics. We’ve chosen five segments we think are the most promising segments and we’ve taken them in a thoughtful go to market order that we’ll describe later including how we’re doing in developing and capturing customers and driving adoption from Silicon to GaN.

First on page eight, let me tell you more about the Gallium Nitride power IC technology from Navitas. In the upper left hand corner, there’s a basic principles of power supplies, there’s two real key drivers. Efficiency, or, put in other ways, the energy savings. And our goal would be to maximize that efficiency as close to 100% as possible, but we have to balance that also with speed or the switching frequency. The faster we can switch a power supply, the more we can deliver faster power, more power and smaller size, lighter weight and lower cost. Ultimately, we’d like to maximize both of these key metrics. Unfortunately, silicon, while achieving modest efficiencies and most applications in the range of 85 to 90%, its Achilles heel has been speed limited to under 100 kilohertz for the last three or four decades, forcing power supplies to be large, bulky, expensive and heavy. Gallium Nitride has the potential to change all of that, dramatically improving efficiency or energy savings, but at the same time switching incredibly fast to translate that to bigger power, faster charging, smaller size, lighter weight and lower cost. Unfortunately a GaN transistor, which is at the heart of these power supplies, requires significant external components around it, as shown in the lower left hand corner. Dozens of silicon components are needed to drive control and protect that GaN transistor. This is really limited the adoption of GaN over the last decade. Navitas has solved this problem with our GaN power IC. We are the first to invent how to integrate all of these silicon components – drive, control, protection — along with the GaN transistor all into a single GaN chip translating to not only big benefits compared to silicon, but also big benefits compared to GaN discrete up to 3x times smaller footprint, fewer components, 20% energy savings, and lower cost. In addition, a discrete GaN is an unprotected GaN. Even by surrounding that discrete GaN with protection circuits and silicon around it, there is a risk of excess voltage which can lead to degraded reliability or even catastrophic failure. From our lab testing, Navitas estimates a GaN Power IC has about 100x improved reliability compared to a GaN Discrete.

On page nine, let me explain a little further about the basic elements in a power supply. In the column labeled “Passive and Mechanical Components”, these energy storage components called passive components often represent 50 to 70% of the power supply, size, weight and cost. With traditional silicon, as shown in the lower part of the page, the power transistor and the drive and protection circuits are simple, but unfortunately, they’re slow—typically 100 kilohertz or less. That speed translates into larger passive or energy storage components that add to the size, add to the weight, and add to the cost of the power supply. But also, the mediocre efficiency in the range of 85 to 90% means that 10 to 15% of the energy is wasted in the form of heat. That heat has to be managed with heat sinks. As

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shown in the Passive and Mechanical Components column, discrete GaN makes good progress, faster switching to reduce the size of the passive components, incremental improvement on energy efficiency, saving energy, reducing the cost of energy and shrinking the size of thermal management components like those heat sinks. But unfortunately, the significant additional silicon components needed to drive control and protect that power transistor really undermine the full potential of GaN, for its maximum speed and efficiency, until the GaN Power IC was invented by Navitas. With a single GaN Power IC integrating drive, control, protection with the power transistor, we unlocked that full potential. Multi megahertz switching translates into tiny eliminated or miniaturized passive components and ultimate high energy efficiency means less energy wasted, less heat created, and reduced thermal management or heat sink components. All of this translating into the ultimate in terms of size and weight density along with maximum power, faster charging, and lower cost.

On page 10, we give another view of how our customers would often look at the components. Traditionally, they have used a silicon discrete transistors. As I have shown on the prior page, it is very simple, the cost is attractive, but unfortunately, the potential for increased speed, efficiency, reduced size or built in protection has traditionally not been possible. Discrete GaN moves this forward in a positive direction by opening up the potential for higher speed, higher performance, improved size. But unfortunately, it introduces all new complexity and costs related to drive, control and protection. GaN IC solves all of these problems simultaneously. The ultimate and simple low cost implementation, but also the highest in speed, efficiency, power density, and even built-in protection that will ultimately translate into the ultimate in reliability performance.

On page 11, we describe some of the reactions we received when we first introduced our GaN Power IC over two years ago, and the reception was extraordinary. Top CTOs, technical leaders, CEOs and industry experts unanimously recognized this significant invention of solving this significant system or application layer problem with our GaN Power IC. Comments like “The invention of GaN Power IC represents a major industry breakthrough.” “Integrated drive is a key to capture the entire GaN advantage.” “Integrated high speed drivers have tremendous potential.” The feedback continues with every new customer we engage, that they instantly recognize the significant innovation and improvement that we made in unlocking that full potential, of GaN Power IC

On page 12, we explained this has not been an easy accomplishment over the past seven years. In addition to inventing the world’s first GaN Power IC, we also had to solve fundamental manufacturing and reliability problems. This Gallium Nitride is actually a Gallium Nitride combination sitting on a silicon substrate. The stack up of those three dissimilar materials does represent some challenges in the material mismatch and the resulting defect densities. These defects can translate into poor manufacturing, low yields, high costs, and poor reliability. Navitas has spent a significant amount of the last seven years to solve these problems through our design invention, and the results speak for themselves. Over the last year we achieved stable, predictable, consistent high yields well over 90%. This is typically what you achieve in mature silicon based power chips. But in addition, and maybe even more important, the reliability is outstanding. We fully qualified these GaN ICs to high industrial levels, with over a billion device hours tested in our labs, and over 18 million units shipped without a single GaN related field failure. All of this when combined with the high integration level that we have achieved, we believe translates into a strong cost leadership position in the market.

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On page 13, we compare the GaN cost per watt compared to a silicon based power supply. We’ve made significant progress over the last five or seven years in dramatically closing the gap. And that premium of GaN compared to silicon. In fact, here sitting in 2021, the gap is now very small with these GaN based power systems, typically costing maybe only 10 or 20% more than their silicon counterpart while delivering significant benefits, as we discussed, in energy savings, power, density, weight and form factor improvements. But we’re right on the doorstep of a significant cost inflection point. In the next 24 months, we are very confident based on our roadmap and committed cost reductions that we will cross that cost parity point with silicon and actually achieve GaN based power systems that are lower cost than their silicon counterparts. We can do that for a variety of reasons that are fundamental and specific to Navitas. Number one, as the early mover, the early market leader, we have the outstanding high yields, and the highest volume in the market with over 18 million units shipped. This translates into lower supplier costs from our manufacturing partners. But in addition, we’re introducing a new generation of GaN every 9-to-12 months. Each generation is typically improving the cost performance by 20 to 30%. But with each generation, we’re also increasing the level of GaN integration, as well as the operating or switching speed of that device, which then translates into lower cost components for the passive components, as I explained earlier.

On page 14, we want to speak about our intellectual property position. When we started the company, and invented the first GaN Power ICs, we found little to no patents regarding anything beyond discrete GaN. So as we invented all of these new devices, all of these new circuits, we patented virtually every one along the way translating into over 120 patents that are issued or pending. Now many might think “semiconductors are always integrating, what is the unique challenge here?” and that is true in the world of silicon. Everything that we take for granted in the world of silicon today—basic resistors, capacitors, diodes, transistors—and how to combine those devices into basic circuit blocks like logic gates, linear regulators, comparators, and sensors—none of these exist in the world of GaN. In fact, they had to be reinvented, re-optimized, re-characterized, modeled, simulated. All of this took many, many years at Navitas to refine the models, build them up in what we call a PDK, a Process Design Kit, which is ultimately our biggest trade secret. Our biggest IP is actually not a patent, but a trade secret what we call the PDK, which is really the “How-To” Guide for designers on how to create these new devices, these new circuits all in GaN. And all of these Gan Power IC inventions and intellectual property translate across all of our target markets from mobile, consumer, EV, enterprise, and renewables.

On page 15, let’s turn back to the five markets that I described earlier. These five markets are really selected and driven by two major long term secular trends that will last for multiple coming decades. The first three – mobile, consumer, and enterprise are really all about connectivity. And with connectivity comes data growth, explosive data growth. And explosive data growth translates to explosive power growth. It’s that power problem, and the resulting energy consumption that GaN can solve in a very powerful way. But the second long term secular need is really around climate change. And that involves electrifying the end application — like electric transportation, electric vehicles — but this is really converting gas and oil combustion based applications to electrical ones that can be clean energy, and there’s no cleaner energy than GaN based electrical energy. But also renewable energy sources like solar, where GaN can provide significant improvements to both the cost structure and the energy savings and energy produced from those renewable applications.

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On page 16, let’s look at the market size. Last year, we estimate the total power semiconductor market dominated by silicon for these target markets I’ve described is around $9 billion. And GaN in its infancy, was just starting out led by Navitas with about $20 million total sales last year by our estimate, and Navitas was $12 million of that. We estimate, as do third parties, that the GaN market will grow doubling every year over the next five years to over $2 billion. And you can see the breakout across these five different segments as shown in 2026. While that growth is extraordinary, and a huge opportunity for Navitas as the clear early market and technology leader, the upside is significant—that $2.1 billion still representing only 16% of the total power semiconductor market in 2026 at $13.1 billion.

On page 17, let’s take another look at how we can characterize this market. The X axis is voltage of the power devices and the Y axis is the power level of these applications. Today, all of these markets are dominated by silicon power devices. In the future, while silicon will continue to be used in very low voltage and low power applications. And at very high voltage and high power, there’s an alternative to GaN called Silicon Carbide, which offers unique thermal conductivity benefits, which can be especially useful in extremely high temperature, high power applications like wind turbines, or utility power. For everything in between—this $13 billion market opportunity—we believe GaN will be the answer over time.

On page 18 let’s talk about our first chosen market. When we brought our GaN Power ICs to production over two years ago, we elected to focus on mobile chargers. We believe this is the perfect market that’s moving fast, high volume and could quickly demonstrate to the world that our GaN Power ICs were ready for primetime and could solve real problems at attractive price points. The trend to mobile is clear — bigger screens, bigger batteries, bigger processors, bigger data. All of this is exciting, but it leads to a big power problem. Traditional silicon chargers can take up to three or four hours to fully charge your phone, your tablet or your laptop. GaN changes all of that with up to 3x more power, up to 3x faster charging, but also half the size and weight for these wall chargers. It’s an exciting opportunity with over 2.5 billion wall chargers shipped every year, and approximately $1 of GaN content for charger, this multi-billion dollar market opportunity is immense for Navitas. Even multiple silicon chargers can be combined together in one small multi-port powerful charger to charge all your devices fast simultaneously.

On page 19, when we first brought this technology to market, the aftermarket players who are smaller and could move fast adopted it extremely quickly. And in 2019 we saw dozens of aftermarket customers adopting our products. Companies like Anker, Belkin, AUKEY, RAVPower, and many others. Last year, observing all the aftermarket success, we saw that tier one mobile players themselves moved quickly to adopt our GaN technology, and we’re proud of a number of major public announcements made in the last 12 months. These include Lenovo, Dell, LG, Xiaomi, Asus, Oppo, and others. In total, over 75 GaN chargers are in mass production today. But even more exciting we have over 150 in customer development today that will launch later this year and early next year. In total, over 90% of the top mobile players across phone, tablet and laptop are designing with Navitas GaN for their future fast chargers. And as mentioned before, we’ve already shipped over 18 million units into the field with zero GaN failures.

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This is the mobile market. We’re off to a great start and it will ramp significantly, and represents hundreds of millions dollars of opportunity for Navitas. But we also look at the broader consumer market. Here we’re referring to consumer electronics that are not mobile, you’re not carrying the device, there’s not batteries inside, but they are internet connected. And with that explosive data growth comes explosive power growth, and we can deliver that high power in much smaller form factors compared to silicon. This is very important in a number of consumer applications like ultra thin TVs, high powered gaming systems, desktop all in one PCs, or the various smart home internet connected devices. We already have two major programs that will launch later this year. One is a tier one LED TV that will have GaN integrated inside the back panel of the TV. Another is a tier one desktop all-in-one PC that will launch with GaN power supplies integrated inside that all-in-one PC. Together, those two programs alone represent 10s of millions of units for GaN shipments for Navitas. Next year in aggregate just these four sectors are 600 million systems shipping each year, and typically use about $3 of GaN content, so this represents another $2 billion opportunity for Navitas.

On page 21. Let’s look to new markets where we’ll be expanding in the future. The first within enterprise is data centers. Data centers is famously a big power problem. Nearly 50% of the total cost of ownership of a data center is related to power—cost of power supplies, cost of cooling the data center, cost of the electricity. By our estimates, a silicon-based data center today is about 75% efficient. This means 25% of the energy going into the data center is wasted as heat and never used for data processing. By our estimates, a GaN-based data center can be improved by about 10% or about 84% efficiency. This is a dramatic benefit in the cost of electricity as well as reducing the cost of cooling. By our estimates when all data centers move to GaN, they will save about $1.9 billion in electricity. But in addition, we significantly reduce the footprint required, which means less of the data center footprint is needed for power processing and more can be applied to data processing. Together, this market represents about $1 billion opportunity for GaN ICs. And there’s a similar market need in the cryptocurrency mining space, which is also famously demanding an incredible amount of energy and the cost of electricity is a big problem. The same GaN IC’s we’re developing this year to address the data center will also apply to cryptocurrency mining, representing a very nice additional market upside to this billion dollar data center market.

On page 22, the second new market expansion area for us is in solar. If you look at solar, it’s really all driven by dollars per watt. What is the hardware cost in dollars that I need to spend upfront to install solar? And what’s the free energy or free watts that I will get over time to pay back that investment? GaN is the perfect solution. As we reduce the hardware costs of the power supply, which is called an inverter in the case of solar implementations, we reduce that cost upfront, particularly in 2023 and beyond where the GaN based power systems are lower cost than the silicon-based power systems, but we also significantly improve the energy savings over time. We estimate this translates into about a 10% improvement to the solar payback. We have already engaged our first lead major customer who is committed to move from Silicon to GaN in their next generation solar inverters and energy storage products starting in 2023 when they go to production. Over the coming seven years from that point, the estimated GaN potential for Navitas is about $500 million. That is just the first program. In total, we estimate the GaN IC opportunity to be over $1 billion per year.

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On page 23, let’s turn to the third and final market expansion area and likely the largest – Electric Vehicles. There are three different major applications with an electric vehicle that could use GaN power electronics. First, the on-board charger to charge the high voltage battery. Second, the DC-to-DC converter to convert the power from the high voltage battery to all the other electronics in the car, and third, the traction drive or motor control where GaN can drive that electric motor. If you look at the challenges and the key factors to drive adoption of EV, they really revolve around three or four key themes. One is faster charging. Another, extended range. A third, lowering the cost compared to traditional combustion engine cars. GaN can help in all three areas. In fact, our first opportunity listed here is a $400 million opportunity with one of the leading EV suppliers in Europe that plans to adopt GaN IC for their next generation on-board chargers. They target to triple the power from six or seven kilowatts, to 20 kilowatts for that on-board charger. Using GaN to deliver that increased power while still being careful to limit the size and especially the weight which could influence the range. This is an over $400 million revenue opportunity for Navitas over the period of 2025 to 2030. But in addition to the faster charging time, if you apply GaN to all three of the applications we described in power electronics, we can significantly improve the energy savings or the power dissipation, and this ultimately translates into a lower battery cost for the same driving range or a longer driving range for the same battery cost. If you look at the GaN potential assuming 50 million EV cars projected to ship by 2030, conservatively, there’s over $50 of GaN IC content potential in each EV, representing minimally a $2.5 billion per year GaN IC opportunity. And this does not include other forms of electric transportation like e-bikes, scooters, motorbikes, and beyond.

On page 24, while we’re excited about the financial opportunity to convert silicon to GaN across these multiple billion dollar market opportunities, we’re equally excited about the impact Navitas and GaN can have on climate change. Today, the world emits over 30 Gt of CO2 every year. To achieve the global goal of net zero by 2050, we have to take that down to effectively zero. By most accounts, we have a long way to go. IRENA estimates 26 Gt is the remaining gap. Our estimate is that GaN could impact up to 10% of that challenge or about 2.6 Gt. This is a huge impact that we can have and one that we will be aggressively pursuing. Not only as a Navitas net zero initiative, but on page 25, we’re excited about the impact we can have in coordinating with the public sector, and our existing customers. Customers like Amazon, Apple, Dell, Google and others that we expect to work with over time. In addition to next generation, clean energy companies and EV companies. All of these can benefit through faster adoption of GaN to save energy and cut CO2 emissions.

On page 26, I want to share a little bit about the founding of the company, which I think is quite unique. Three of our key founders — myself, Dan Kinzer, our CTO/COO, and Jason Zhang, our head of Applications Engineering & Technical Marketing, started the company. But we actually have much more history than that. And for more than two decades, we’ve worked together creating exciting technologies and exciting businesses in the world of power electronics and power semiconductors. In fact, in aggregate over the span of our careers working together, we’ve developed over 20 generations of power semiconductors, over $4 billion of revenue created, and over 200 patents issued. This includes some of the industry achievements that today are still recognized as some of the biggest breakthroughs in our industry over the last 30 or 40 years. We’ve combined this great founding team with world class leaders across engineering, sales, marketing, design, quality and finance to build a truly remarkable team and one that I’m super proud to work with - working with some of the best people I’ve ever had the opportunity to work with in my career.

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On page 27, we combine that great management team with a great board before the de-SPAC process—Myself and Dan, but also three key investors, David Moxam, who’s a clean energy investor himself, and our founding investor. Brian Long and Atlantic Bridge, one of the top semiconductor investors in our industry. Dipender Saluja and Capricorn, also a big focused investment platform on sustainability. And finally Lip-Bu Tan, who is really a prolific and famous individual, who is the chairman of Walden, one of the top high tech investment firms in the world, and also the CEO of Cadence, who provides software to virtually all semiconductor companies around the world. He’s an excellent addition as an advisor, and also well connected, well respected, and a personal investor in our company.

On page 28, just a short summary of our history. As I explained earlier, we spent the first few years not only creating the company, creating the team, inventing the technology, building our partnership with TSMC (who is our manufacturing partner), filing dozens and dozens of patents, but also solving those manufacturing and reliability problems that I described such that by 2018 and 2019 when we launched the product, we could ramp very fast. First with the aftermarket customers in late 2018 and 2019. Then we moved quickly to the top mobile tier one players in late 2019 and 2020. In aggregate now, as we said, shipping over 18 million units and we see that mobile business, of course, exploding going into the future but with our expansion and the new capital we’ll be layering in a new market and really looking at mainstream GaN adoption in a new market each year. The consumer market kicking in later this year in 2021, data center starting in late 2022, solar implementation starting in 2023, and EV starting in late 2024, all combining together to create really extraordinary growth potential for our company.

For use of proceeds on page 29, we focus this in three key areas. Of course, market expansion—not only fueling our growth, where we are already rapidly ramping in mobile and consumer, but also investing in electric vehicle, solar and enterprise -our three expansion markets. But also accelerating our technology innovation. We’re moving at an incredible pace with a new generation every 9 to 12 months, as I explained earlier, and we’re looking to accelerate that across all of our segments, not only at the chip level, at the packaging level, and even system innovations. And third, we see significant strategic complimentary acquisition opportunities that fit our vision and our mission to become that next generation power semiconductor company across all of the target markets that I’ve described.

On page 30, this is our revenue plan for the next five years. Of course, the core revenue is in mobile in 2021, representing nearly all of our $27 million. That mobile business is ramping very fast in 2022 and beyond, headed to hundreds of millions of dollars in the outer years. But next year, we see the consumer business adding appreciably to that $69 million target. And then by 2023, we see enterprise and solar kicking in and growing quickly into 2024. And in 2025, we have the electric vehicle then ramping quite quickly towards the $640 million nicely diversified multi-market business that we project. We also want to point out in this very constrained semiconductor market, we have been very aggressive on manufacturing capacity with all of our key suppliers, and we’re pleased to report that we have committed capacity, installed capacity, that is well in excess of these forecasts, both this year at $27 million, but also in the coming years at $69 million and $182 million in 2023, representing a lot of upside flexibility for us and our customers to grow even faster.

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On page 31, let’s take a look at the short-term visibility. Of course, as mentioned earlier, we have some top tier one mobile players, including Amazon, Dell, Lenovo, LG, Oppo and Xiaomi. All ramping quickly while we add many others. In total for our revenue pipeline, we have over $100 million of awarded business. By awarded business we’re referring to production programs using our GaN or programs that are committed to go to production using Navitas GaN. That $100 million gives us great visibility and confidence for our $27 million this year and our $69 million projection for next year. But in addition, we have another $580 million of qualified opportunities. These are production programs with a high level of interest to move to GaN, but haven’t committed yet. Those qualified opportunities can create significant opportunities as early as this year above our $27 million forecast, but also give us great visibility for 2022 and beyond, particularly as the additional market segments kick in and start to contribute appreciably to our revenue plan in 2023, 2024, and 2025. And with that, I want to turn it over to our head of finance, Todd Glickman to tell you more about our business model and financial plans.

Todd Glickman – Head of Finance, Navitas

Thanks, Gene. On slide 32, you will see, in combination with revenue growth, we are also accelerating our gross margins. While we ended fiscal year 2020 at 33%. We have transitioned to gen two products, which is driving margins to 46% in 2021. We are already tracking to 44% gross margins in Q1 and have high confidence in achieving 46% margins for fiscal year 2021. However, 2021 is only the first step in our gross margin ramp. From 21 to 26, we will drive margin expansion through four focus areas—development of future generations and product, drive additional integration into our GaN ICs, work to optimize our supply chain, and lastly, as volumes increase, we will guide our cost of materials downwards slightly offset by an ASP reduction to customers. As you can see in the upper right hand corner, we currently have a negative EBITDA today. However, we expect to cross into positive territories in 2023 and reach a healthy level of 25% margins by 2026 with a large portion of our operating expenses related to research and development. All this can be done with minimal capital expenditures. Out fabless model allows us to run the business today with almost zero CapEx. All our CapEx growth in the future will be related to supply chain optimization, allowing us to maintain our identity as a fabless semiconductor company. With that, I will turn it back over to Rick to discuss the transaction.

Richard Hendrix - CEO, Live Oak II

Thanks, Todd. Slide 33 gives a full update on the overall transaction summary. We talked about much of this at the beginning of the discussion, but the implied enterprise value post transaction is just over $1 billion, which equates to about 5.7x 2023 revenue. We think that compares favorably to the appropriate comps here for Navitas which we’ll talk about in just a moment. In terms of the ownership of the business on a go-forward basis, 100% of the Navitas shareholders are rolling into the transaction, including Atlantic Bridge, Capricorn and Malibu IQ. And they will own just over 70% of the combined business. As a reminder, the management team and the founder group at Live Oak have agreed to lock ups that extend out through three years in three separate tranches. On page 34, you can see the selected comps that we looked at for Navitas. We’ve grouped them into really three broad categories, power semiconductors, and then broken that down into higher growth players and more mature, more diversified participants in power semiconductor end markets, recent semiconductor IPOs and recent de-SPACs. And within the de-SPACs, broke it down within semiconductors and LiDAR players.

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If you go to page 35, what you’ll see is that Navitas has a 100% compounded annual growth rate from 2020 to 2025. Much higher growth than even the high growth power semiconductor players, with really the only place you can find higher growth being within LiDAR where there really is no revenue to speak of at this point. We think Navitas is where the growth is in semiconductors and power semiconductors, in particular, on a go-forward basis. And yet on a multiple basis, Navitas is priced at a discount to really all of these peer groups.

You can see on page 36, that the 5.7x 2023 is a meaningful discount to the recent semiconductor IPOs, which averaged 7.3x, the high growth power semiconductor players, which averaged 13.4x, and the more mature diversified semiconductor players that are a little bit slower growth at 9.0x. In addition, if you look to the comparisons to the recent de-SPACs, at 2.3x 25 for Navitas. That’s a meaningful discount to both the semiconductor players and the LiDAR players that we use it for comparable purposes. And then finally, if you look at the multiples for the power semiconductor players for 2022, they run from 9x to 13x, if we take the midpoint of that and apply it to the 2022 revenue for Navitas, you can see that while we sit at just over a $1 billion enterprise value today, we would have 60% upside, even using a 20% discount rate to come back from 2023 to 2022 and 95%, or about a 90% discount rate to the average of those against 2023. In total, we believe this is a very attractive entry point for investors who participated in the PIPE and who may look at this opportunity in the market going forward. And, again, we feel like Navitas is really where the growth is in power semiconductors on a go forward basis. And ultimately, we look forward to talking to many of you in the coming days as we discuss this further in one-on-one and group meetings. And I want to thank everybody for joining us for this presentation this morning.

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